AllianceBernstein Global Growth Fund                                                                                               Exhibit 77C
NSAR
811-21064

At a meeting held on June 15, 2011, the Board of Directors of AllianceBernstein Global Growth Fund approved the liquidation and dissolution of the Fund. The Fund has suspended sales of its shares to new investors pending the completion of the liquidation and the payment of liquidating distributions to its shareholders. The Fund expects to make the liquidating distributions on or shortly after October 4, 2011 and will convert its assets to cash shortly before this date.

In connection with the liquidation, the Board approved the immediate suspension of the Fund’s distribution and/or service (Rule 12b-1) fees. The Board also approved the waiver of contingent deferred sales charges (“CDSCs”) upon redemptions of the Fund’s shares on or after the date of this Supplement. This CDSC waiver also applies to redemptions of shares of other AllianceBernstein Mutual Funds that are acquired through exchange of the Fund’s shares on or after the date of this Supplement.

Shareholders may redeem shares of the Fund, and may exchange shares of the Fund for shares of the same class of other AllianceBernstein Mutual Funds, until October 3, 2011.